

Connect   🔒 Message   More...

Amir Alemzadeh · 3rd

Physician at CARDINAL INTERNAL MEDICINE ASSOCIATES

Woodbridge, Virginia · 9 connections · **Contact info**

 **CARDINAL INTERNAL MEDICINE ASSOCIATES**
Thomas Jefferson University Hospitals

Experience

Physician
CARDINAL INTERNAL MEDICINE ASSOCIATES
Oct 2003 – Present · 16 yrs 3 mos

Physician
Potomac Family Health
Sep 2001 – Oct 2003 · 2 yrs 2 mos
Woodbridge, VA

Education

 **Thomas Jefferson University Hospitals**
Residency Program, Internal Medicine Residency Program
1998 – 2001

 **The George Washington University School of Medicine and Health Sciences**
Doctor of Medicine - MD
1994 – 1998

 **The George Washington University Columbian College of Arts & Sciences**
Bachelor of Science - BS, Chemistry
1990 – 1994

Interests

 **The George Washington Universit...**
13,160 followers

CARDINAL INTERNAL MEDICINE ...
6 followers

 **The George Washington Universit...**
3,317 followers

 **Thomas Jefferson University Hos...**
44,137 followers